Mail Stop 4561

February 13, 2008

Mr. Mark A. Chancy
Chief Financial Officer
SunTrust Banks, Inc.
303 Peachtree St., N.E.
Atlanta, GA 30308

> **Re:** **SunTrust Banks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2007,**
> **June 30, 2007 and September 30, 2007**
> **File No. 1-08918**

Dear Mr. Chancy:

      We have reviewed your response dated February 7, 2008 to our comment letter dated January 29, 2008. Please provide us with the following additional information:

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 1. Financial Statements

1.   We note in your response to comment 6 to our letter dated January 29, 2008 that in the second quarter of 2007 you sold available-for-sale securities with unrealized losses that are held in a Rabbi Trust for purposes of satisfying certain long-term employee retirement benefit plans. Your response did not indicate whether the decision to sell or retain such securities is at the discretion of the employee or the Company. If these securities are employee-directed, any unrealized losses would be considered other-than-temporary because the Company does not have the ability to hold such securities until recovery. Please confirm that either these securities are not employee-directed, or if they are employee-directed that the unrealized losses on such securities have not been material to the Company's financial statements.

2. We note in your response to comment 13 to our letter dated January 29, 2008 that for purposes of your periodic evaluations of other-than-temporary impairment you identify all available-for-sale securities with unrealized losses and use thresholds "to identify those securities with the greatest potential of *probable* [emphasis added] other than temporary impairment." SAB Topic 5M indicates that management should act upon a premise that a write-down may be required and should record an other-than-temporary impairment loss in absence of evidence supporting that the impairment is temporary. SAB Topic 5M requires an assertion by management on an individual security basis that an other-than-temporary impairment does not exist, and not an evaluation of whether it is probable that an other-than-temporary impairment does exist. While it would be acceptable to not evaluate securities for which the unrealized losses, both individually and in the aggregate, would not be material if recorded in their entirety, the staff believes that in absence of this condition an assertion by management is required on an individual security basis to conclude that an other-than-temporary impairment does not exist. The use of thresholds may be appropriate to focus management's attention on those securities for which more persuasive evidence is necessary to conclude that an other-than-temporary impairment does not exist. Please confirm that you have either explicitly or implicitly made an assertion of the ability and intent to hold to recovery all available-for-sale securities with material unrealized losses, individually and in the aggregate. Additionally, please confirm that sales of such securities are considered in evaluating the ongoing appropriateness of management's assertions regarding the ability and intent to hold until recovery available-for-sale securities with unrealized losses.

 You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

      Sincerely,

      Sharon Blume
      Reviewing Accountant